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Telephone: 612-371-3211	Telephone: 303-573-5900
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Attorneys At Law	www.lindquist.com
February 7, 2007
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ozark Ethanol, LLC
Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-139657
     Ladies and Gentlemen:
     On behalf of Ozark Ethanol, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 1 to Registration Statement on Form SB-2, File No 333-139657 relating to the offering and sale by the Company of up to 30,000,000 of its Class A Units. This is the initial public offering of the Company’s Units.
     There have been no substantial changes in the offering since the Registration Statement was initially filed on December 22, 2006. Accordingly, the revisions reflected in this Amendment are predominantly in response to comments made by your staff and by the offices of state securities authorities. The most significant change is the updating of the financial statements to November 30, 2006. There are a few additional revisions to update disclosure generally and to reflect the current financial statements. To assist your review at your request, we are providing to you three marked copies of the Amendment to indicate the changes made from the initial filing of the Registration Statement. We would be pleased to provide additional courtesy copies of the filing upon your request.
     We have the following responses to the comments of the staff on the initial filing of the Registration Statement. The headings and numbers below correspond to the headings and numbers contained in the comment letter of the staff dated January 18, 2007.
General
     Comment:
     1. The guidelines provided by Securities Act Release No. 33-6900 on limited partnership reorganizations and public offerings of limited partnership interests and Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities such as those that you are offering. Please review and revise your filing as applicable to comply with the release and guide. For example, see part II.A.3.a of the release for examples of risks that you should consider highlighting on the prospectus’ cover page.

     Response:
     1. We have reviewed Securities Act Release No. 33-6900 and Industry Guide 5. As we understand those documents, they apply to offerings of limited partnership interests and not securities of limited liability companies. As we understand it, they were issued by the Commission in response to the need for special disclosure in the context of highly leveraged, speculative, promoter driven and front-end loaded real estate and oil and gas limited partnership offerings and roll-ups. Although limited liability companies are accorded partnership tax treatment, it is not clear that the release and the guide should be applied to limited liability company offerings simply because the tax treatment is similar. It appears to us that many of the issues requiring prominent disclosure by Guide 5 are either not present or not nearly as relevant to an alternative energy company offering. And, in reviewing recent alternative energy limited liability company offerings filed and made effective by the Commission it was not apparent to us that the release and guide have been applied to those offerings.
     Notwithstanding the foregoing, we have no problem with providing full disclosure in whatever format the Commission desires. To the extent that the release and guide might be instructive in that regard, we would be happy to make any appropriate revisions. A major focus of the release and guide is on highlighting risk factors, including the requirement that the most significant risk factors be presented in bullet point fashion on the cover of the prospectus. The cover of the prospectus presently contains a boldface reference to risk factors in general, as required by Item 501(a)(5) of Regulation S-B, and singles out lack of transferability and lack of a public market, with a cross reference (including page number) to the location of the full discussion of risk factors in the prospectus text. The greater portion of the cover describes the offering structure and mechanics, required to be presented by Item 501(a)(9) of Regulation S-B, and other matters required by Item 501(a). In that context, reference is made to the debt required for the project. We believe that information is very important to prospective investors and should be retained on the cover page. Finally, we are mindful of space constraints on the cover and do not believe that there is sufficient room on the cover page to present multiple risk factors in a bullet point configuration. (Please note that a bullet point list of significant risks is presented in the Prospectus Summary.)
     Accordingly, we propose to retain the information presently contained on the cover page of the Prospectus and believe that the reference to the risks associated with the offering on the cover page is appropriate.
     Comment:
     2. We note that promissory notes could represent as much as 90% of the subscriptions for the minimum offering amount and that they will become due upon 30 days’ written notice from Ozark Ethanol, which may be given “at any time” after you receive subscriptions for the minimum. Tell us how this satisfies the requirements of Rule 10b-9(a)(2) under the Exchange Act, which requires that the total amount due to the seller in an offering with a minimum condition be received by a specified date. Alternatively, specify a date by which all of the promissory note proceeds must be received by Ozark Ethanol to meet the minimum offering condition.
     Response:
     2. We believe that the offering, as structured, complies with the requirements of Rule 10b-9(a)(2) because the subscriptions by investors will be refunded in full unless subscriptions for the minimum offering amount (which is 15,000,000 Units or $30,000,000, at $2.00 per Unit) are received by the issuer on or prior to a specified date (which will be one year from the effective date of the registration statement). If the minimum is not satisfied by that date, the subscriptions will be promptly refunded in full with interest on the cash portion of the subscriptions.
     We do not believe that additional terms of the offering violate the rule. These terms provide for subscriptions to be returned to subscribers from escrow if the offering proceeds, together with debt financing proceeds, do not equal at least $102,000,000. This mechanism is provided entirely for the protection of investors so the proceeds of their subscriptions are not put “at risk” until the issuer has received sufficient equity and debt capital. If this condition is not satisfied by that date, the subscriptions will be promptly refunded in full with interest on the cash portion of the subscriptions.
     Comment:
     3. We note that Ozark Ethanol may release funds from escrow before the amounts under the promissory notes are collected, provided subscriptions for the minimum offering amount and the loan commitments have been received. In connection with the preceding comment, disclose whether the escrow agreement’s provisions would allow the release of offering proceeds before the specified date by which the total amount due to Ozark Ethanol under the promissory notes is received. If so, explain how Ozark Ethanol will ensure that it is in a position to satisfy the requirement to refund the purchaser’s investment if the minimum offering is not reached.
     Response:
     3. We have amended the Escrow Agreement to make it clear that the conditions to release of funds from escrow will require receipt by the escrow agent of actual cash proceeds from deposits and payments on the promissory notes in an amount equal to or exceeding the minimum amount of the offering. The disclosure in the prospectus has been modified accordingly.
     Comment:
     4. Please update your financial statements and financial information throughout the filing to comply with Item 310(g) of Regulation S-B.
     Response:
     4. The financial statements and related financial information contained in the prospectus have been updated through November 30, 2006.
Notice to Investors, page ii
     Comment:
     5. Move this section so that it follows the summary and risk factors sections. See Item 503(c)(2) of Regulation S-B.
     Response:
     5. We consider the information contained in Notices to Investors to be of significant importance to investors and believe that placing it on the inside cover page, under the Table of Contents and opposite the first page of the Prospectus Summary, gives it the prominence it deserves. Accordingly, we have left it in that location and the EDGAR submission has been modified to make it clear that the location will be below the Table of Contents and not inserted as a separate page prior to the Prospectus Summary. We do not believe that this placement contravenes the requirements of Item 503(c)(2) of Regulation S-B. (In fact, if Item 503(c)(2) is read completely strictly, it would appear to prohibit placement of a table of contents and graphic or pictorial material on the inside cover page of prospectuses as well.)

Prospectus’ Outside Front Cover Page
     Comment:
     6. Clarify, if true, that investors who subscribe after the $30 million minimum is met must pay entirely in cash when they submit their subscriptions.
     Response:
     6. Investors who subscribe after the $30 million minimum is met will not necessarily be required to pay entirely in cash. If, for instance, the Company does not anticipate breaking escrow until some date in excess of 30 days after the minimum is reached, it may choose to defer calling outstanding promissory notes for payment and may also allow new investors to subscribe with 10% cash payments and promissory notes. That circumstance could arise either because commitment letters for the debt financing required to break escrow are not yet available or are conditioned on the Company raising equity in excess of the minimum. It could also arise if the Company determines that it wishes to raise an amount greater than the minimum to provide the Company with a stronger equity capitalization base even if debt is available at a lower figure. Thus, if the minimum is raised, the Company has the flexibility to call for payment of the promissory notes and require subscriptions to be paid entirely in cash, but it is not required to do so. The benefit to subscribers is that they retain the use of the 90% of their subscription funds until the Company determines that it is appropriate to call for all subscription funds to be paid. We do not believe that a more detailed description of this process is sufficiently material to require greater disclosure than presently exists in the “Summary” and “Plan of Distribution” sections of the prospectus.
Our Financial Plan, page 3
     Comment:
     7. Confirm that you will file any material financing agreement as an exhibit to the registration statement if the agreement is entered into before the registration statement’s effectiveness.
     Response:
     7. This will confirm that the Company will file any material financing agreement as an exhibit to the registration statement if the agreement is entered into before the registration statement’s effectiveness.
Terms of Membership and Limited Liability Company Agreement, page 3
     Comment:
     8. In the second paragraph, clarify that the number of votes for each member who is a holder of class A units is capped at 5% of the outstanding class A units. We note the disclosure in the fifty-third risk factor on page 25.
     Response:
     8. We have made the requested disclosure.
     Comment:

     9. In the third full paragraph on page 4, identify counsel giving the opinion that Ozark Ethanol will be treated as a partnership for federal income tax purposes. We note the disclosure in the federal income tax consequences of owning our units section.
     Response:
     9. We have made the requested addition.
Our Management, page 4
     Comment:
     10. Identify here and on page 25 the seller who will have the right under the option agreement filed as exhibit 10.1 to become a member of the board of managers upon the site purchase’s closing.
     Response:
     10. On January 23, 2007, the Company’s board of managers elected to the board the seller who has the right to become a member of the board upon the closing of the site purchase. Accordingly, we have disclosed his name in the requested locations and have also listed him as a member of the board, provided full biographical information in the “Management” section of the prospectus and disclosed his interest in Units of the Company. In addition, we have added a description of the site purchase transaction in the section entitled “Certain Relationships and Related Party Transactions” to describe the Company’s handling of the option to acquire the site and potential future conflicts related to the site acquisition. As required, he has also signed the Registration Statement on the signature pages to the present Amendment together with a power of attorney in the form signed by other members of the board in the original filing of the Registration Statement.
Contacts for Information, page 8
     Comment:
     11. Complete the information at the end of this section before amending the registration statement.
     Response:
     11. The information has been supplied.
Our Financial Results... will be impacted by changes in these prices, page 17; The market price of ethanol has followed the price of gasoline..., page 17; The price of distillers grain is affected by the price of other commodity products..., page 20; and Our operations will depend on the availability of natural gas at acceptable prices..., price 21
     Comment:
     12. These risk factors make references to the significant dependence of Ozark Ethanol’s financial performance on corn and natural gas prices and market prices for ethanol and distillers dried grains. Provide cross references to the disclosures elsewhere in the registration statement that elaborate on the factors influencing these prices. We note the disclosures in the business section.

     Response:
     12. The requested cross references have been inserted.
Internal Revenue Service classification of us as a corporation..., page 26 and Your tax liability from your share of our taxable income..., page 27
     Comment:
     13. These risk factors state that Ozark Ethanol expects to be taxed as a partnership for federal income tax purposes. Please revise to conform to the disclosure on page 4 that it is the opinion of Ozark Ethanol’s counsel that Ozark Ethanol will be treated as a partnership for federal income tax purposes.
     Response:
     13. The language of these risk factors has been modified as requested.
Our mangers and officers have other business interests..., page 28
     Comment:
     14. The risk factor states that Ozark Ethanol’s managers and officers have other business interest that may receive a greater share of their time and attention than they will devote to Ozark Ethanol. State the known or anticipated amount of time that Ozark Ethanol’s managers and officers intend to devote to it.
     Response:
     14. We have attempted to respond to this comment, but it is impossible to quantify the amount of time that each manager and officer will devote to the Company. The Company is confident that, in the aggregate, the managers and officers will have more than adequate time to devote to the Company’s needs. To communicate the foregoing, we have expanded the risk factor to refer specifically to the farming and other responsibilities that will require the attention of the managers and officers. In addition, we have expanded the disclosure in the section entitled “Management” to incorporate the Company’s confidence with respect to the management time available during the phases of the Company’s development and operations.
     Comment:
     15. Generally, explain the meaning of an abbreviation or acronym when introduced in the registration statement. For example, refer to “MTBE” in the first risk factor on page 18, “btu’s” in the second risk factor on page 21, and “pH’s” on page 62. Please revise. We note the disclosures on pages 53 and 70.
     Response:
     15. We have defined “MTBE” and “Btu’s” in the risk factors where those terms first occur. To assist the reader, we have retained the definitions where they first occur in the general discussion as well. We have eliminated the reference to “pH” due to the complexity of any explanation of its precise meaning and have instead referred to “acidity.”

Dilution, page 30
     Comment:
     16. Compare the offering price with the price paid by promoters, directors, officers, and affiliated persons for units purchased by them during the past five years or which they have right to purchase. See Item 506(a) of Regulation S-B.
     Response:
     16. We have detailed the prices paid by the affiliated persons in the previous offerings by the Company and have disclosed the value at which Units may be issued in connection with the exercise of the Company’s site option and purchase.
Capitalization, page 33
     Comment:
     17. Please revise your capitalization table to exclude the pro forma minimum and maximum long-term debt and subordinated debt amounts because you may only include pro forma amounts that are factually supportable. Since you do not have not firm commitments for the long-term debt or the subordinated debt, these amounts do not appear to be factually supportable.
     Response:
     17. We believe that the pro forma debt information in the capitalization table is necessary to disclose the range of capitalization of the Company if the offering is closed successfully and the proposed ethanol plant is constructed. In a very specific sense, we believe that the pro forma debt information is factually supportable because commitment letters for such debt must be available before the offering can close. If such commitment letters are not available, the offering would fail and the subscriptions would be returned to subscribers from escrow. In that regard, the offering and the debt financing are mutually interdependent.
     We acknowledge, of course, the risk that the debt financing could fail even if commitment letters are received. However, while it is a matter of degree, even if the Company had binding debt financing agreements in place, there would remain some risk that the financing would become unavailable for various reasons. The risks associated with the financing are disclosed in detail under the heading “Risk Factors – Risks Related to our Financial Plan.” Under these circumstances we believe that it is not misleading to include the anticipated debt financing in the pro forma section of the capitalization table. To make the status of the debt completely clear, we have added language to the first footnote of the capitalization table to indicate that no commitments are presently in hand.
Plant Construction and Start-up of Plant Operations, page 40
     Comment:
     18. Disclosure in the third paragraph appears to be in error. It states that if Ozark Ethanol is able to complete the tasks by May 2007, Ozark Ethanol believes that its EPC contractor would be able to move its crews and equipment to the site and begin construction in April 2007. Please clarify.
     Response:

     18. The dates have been revised to correctly state the anticipated timing of the events.
Corn Acreage Trends, page 42; Competition from Future Construction, page 43; and Carbon Dioxide as a Pollutant, page 44
     Comment:
     19. You make references to ongoing studies by industry consultants, a 2006 feasibility study, and studies by Argonne National Laboratory (January 1998). Identify the sources for the first two studies and also the beef cattle feedlot studies referred to on page 59. Provide us copies of the studies by each of the sources, and mark the relevant portions that support the disclosure.
     Response:
     19. We have revised the language of the first cited statement to follow more closely publicly available sources and have provided the source references as requested for the first two statements and the feedlot study. We will supply to you supplementally the studies referenced in each of the four statements with the relevant portions marked.
Liquidity and Capital Resources, page 45
     Comment:
     20. Please disclose how you intend to finance your operations over the next 12 months. Please also disclose that you are dependent on this offering for your future funding. Please refer to Item 303(a) of Regulation S-B.
     Response:
     20. We have provided the disclosure requested.
Sources and Uses of Funds, page 47
     Comment:
     21. Please revise your sources of funds to exclude sources of funds such as the senior debt financing and subordinated debt financing for which you do not have firm commitments.
     Response:
     21. Please see our response to Comment No. 17 above which we believe is equally applicable to this comment. To clarify the status of the debt financing, we have added language to the introductory paragraph under “Sources of Funds” to indicate that no commitments for debt financing are in hand at the present time.
Missouri Tax Credit Program, page 58
     Comment:
     22. The statement “In order for our producer members to be eligible for this tax credit” appears incomplete. Please revise.

     Response:
     22. A typographical correction has been made. Thank you for calling it to our attention.
Corn Feedstock Supplies, page 64
     Comment:
     23. In the first full paragraph on page 68, you discuss the “basis impact per bushel” for a hypothetical facility that varies depending upon the extent to which the corn is sourced locally or from regional and national markets. Please clarify the meaning of the disclosure.
     Response:
     23. We have revised the discussion to clarify the statements made.
Management, page 90
     Comment:
     24. In the biographical paragraphs of Messrs. Kerry Rose, Matt Bunton, and Mike Bunton, describe briefly their business experience during the past five years. See Item 401 (a)(4) of Regulation S-B.
     Response:
     24. We have modified the disclosure as requested.
     Comment:
     25. Discuss the independence of your managers as required by Item 15 of Form SB-2 and Item 407(a) of Regulation S-B.
     Response:
     25. We have provided the discussion requested.
Executive Compensation and Employment Agreements, page 94
     Comment:
     26. Provide compensation information as required by Item 402 of Regulation S-B. This includes, without limitation, the summary compensation table required by Item 402(b) of Regulation S-B.
     Response:
     26. None of the members of the board of managers or executive officers of the Company received any cash compensation from the Company during the period from the formation of the Company to the end of its most recently completed fiscal year on August 31, 2006. Accordingly, we believe that Item 402(b) is not applicable. Nevertheless, the compensation paid to Mr. Rose beginning on December 1, 2006 is described in text under “Management – Executive Compensation.” No options, warrants or similar benefits have been granted to members of the board of managers or executive officers of the

Company and the Company has no formal plans or policies in place for such benefits. Under applicable accounting rules, a portion of the value of Units purchased by members of the board of managers and executive officers of the Company is treated as management compensation in the financial statements of the Company. Disclosure with respect the issuance of those Units is provided under “Certain Relationships and Related Party Transactions” in response to staff Comment No. 29. We have inserted a cross reference to that section in the section titled “Management – Compensation of Managers.” If the staff would prefer that the information regarding those Unit purchases to be provided in the “Management” section, we would be happy to move it and provide any appropriate cross references.
     Comment:
     27. File the contract with Mr. Kerry Rose as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-B.
     Response:
     27. Mr. Rose does not have a formal agreement with the Company. Rather, the reference to “contract” was intended to describe the relationship as contrasted with an employment relationship. To clarify the relationship, we have changed the terminology to “independent contractor.” His designation as President and Chief Operating Officer and his compensation is based entirely on a resolution of the board of managers of the Company.
Certain Relationships and Related Party Transactions, page 96
     Comment:
     28. Disclose whether Ozark Ethanol believes that each of the related party transactions disclosed in this section is on terms no less favorable to Ozark Ethanol than Ozark Ethanol could obtain from an unaffiliated party.
     Response:
     28. The Company has made the requested statement.
     Comment:
     29. We note the disclosure that your managers may be considered promoters and that they have units from you. Provide all of the disclosure required by Item 404(c) of Regulation S-B, including, but not limited to, the number of units that they have purchased and the consideration each paid for the units.
     Response:
     29. We have provided a table with the requested information.
Authorized and Outstanding Units, page 96
     Comment:
     30. Clarify here and elsewhere whether the portion of the purchase price payable in units under the terms of the option to purchase the Nevada, Missouri plant site will be payable in class A units.

     Response:
     30. We have added a reference to Class A Units in connection with the site purchase price in this section and elsewhere in the prospectus.
Legal Opinion, page 108
     Comment:
     31. We understand that you intend to file by amendment the tax opinion as exhibit 8.1 to the registration statement. If you elect to file a short form tax opinion, then the opinion and the registration statement both must state clearly that the discussion in the registration statement constitutes counsel’s opinion. Further, the disclosure in the registration statement and the opinion should not merely state that the discussion in the registration statement is a fair and accurate summary of the material federal income tax consequences or that counsel has confirmed that the disclosure is “accurate in all material respects.” Please remove these types of references in the first and third paragraphs under “Legal Opinion” and elsewhere in this section where the references may appear.
     Response:
     31. The tax opinion is being filed as Exhibit 8.1 to this Amendment. We have made the clarifications requested in the prospectus.
     Comment:
     32. Delete the word “general” in the third paragraph when referring to federal income tax consequences. As indicated in the federal income tax consequences of owning our units section’s first paragraph, the section describes the material federal income tax considerations and consequences. Thus, the word “general” may imply that investors cannot rely on the disclosure. Similarly, delete the word “generally” in the second full paragraph on page 113, the first full paragraph on page 116, the first, second, and fourth full paragraphs on page 117, and the fourth full paragraph on page 119 for the same reason.
     Response:
     32. We have made the revisions requested.
Partnership Status, page 109
     Comment:
     33. We note the phrase “assuming we do not elect to be treated as a corporation” in the first sentence. It is inappropriate for counsel to assume any legal conclusion underlying the opinion. Since the tax treatment depends upon the legal conclusion of whether Ozark Ethanol is a partnership or a corporation, counsel must opine on these matters as part of its tax opinion and cannot assume them. Please revise.
     Response:
     33. The language has been revised. However, the issue is not a matter of a legal conclusion, but rather whether the Company elects to be taxed as a corporation or as a partnership. We have clarified the intention of the Company as a factual matter and have stated the resulting legal conclusion in the disclosure.
Section 704(c) Allocations and Reverse Section 704(c) Allocations, page 112
     Comment:
     34. The words “and tax basis” in the fourth line on page 113 appear redundant. Please revise.
     Response:
     34. The redundancy has been removed. Thank you.
Alternative Minimum Tax, page 117
     Comment:
     35. This paragraph appears to contain inadvertent errors that make the disclosure unclear. Please revise.
     Response:
     35. A typographical correction has been made.
Plan of Distribution, page 122
     Comment:
     36. In this section’s fifth paragraph on page 122, clarify that Ozark Ethanol will return “promptly” the subscriptions to investors, with interest on the cash payment held in escrow, if the conditions are not satisfied or if Ozark Ethanol decides to terminate and abandon the offering at any time. Revise similar references throughout the document and the appendices.
     Response:
     36. We have added the word “promptly” to the statement in this location. The word “promptly” already appeared in several other similar discussions in the prospectus.
     Comment:
     37. In the seventh paragraph on page 123, indicate that unless Ozark Ethanol terminates the offering, Ozark Ethanol will file a post-effective amendment to the registration statement if there are changes in the material terms of the offering after the registration statement’s effectiveness.
     Response:
     37. We have made the requested addition.
Advertising, Sales and Other Promotional Materials, page 126
     Comment:

     38. Disclosure states that Ozark Ethanol expects to use additional advertising, sales, and other promotional materials. Submit all of these materials to us before their use as required by Item 15D of Guide 5.
     Response:
     38. Advertising, sales and other promotional material that the Company expects to use in connection with the offering will be submitted to you supplementally.
Additional Information, page 126
     Comment:
     39. Delete the language that statements contained in the prospectus about the contents of any contract, agreement, or other document “are not necessarily complete” and “are qualified entirely by the reference to the exhibits.” Rule 411(cc) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “are not necessarily complete,” disclose that all material provisions of any contract, agreement, or other document are discussed in the prospectus.
     Response:
     39. The requested revisions have been made.
Statement of Operations, page F-4
     Comment:
     40. It is unclear why you have disclosed income (loss) per unit of ($1) instead of ($0.66) per unit. Please revise or advise.
     Response:
     40. The presentation has been modified to express the income (loss) per unit in cents rather than rounding the figure to dollars.
Note 1. Summary of Significant Accounting Policies, Unit-based Compensation, page F-8
     Comment:
     41. You disclosed in Note 4 — Related Party Transactions that the board of managers provided certain services without compensation and that as reimbursement for these services you issued units of ownership to the board members at discounted prices. You also disclosed that you recognized compensation expense of $110,000 for unit-based payments in 2006. Please disclose how you determined the market value of the units offered and the percentage discount or range of discount offered to board members. Please also tell us how you determined the amount of compensation expense.
     Response:
     41. The disclosure and methodology have been included in Note 1 to the financial statements.

     Comment:
     42. Please consistently refer to “Unit-based Compensation” as such, and do not refer to it as “Stock-based Compensation.” Please revise as necessary.
     Response:
     42. The words have been modified as requested.
Note 2. Members’ Equity, page F-8
     Comment:
     43. Class B and C units are described in your LLC agreement. Please disclose the number of Class B and C units authorized and issued in the notes and on the face of the balance sheet. Please also disclose the rights, preferences, and voting rights of the Class B and C units in the notes to your financial statements.
     Response:
     43. Additional disclosure has been provided. Note that no Units of any class other than Class A have been designated or issued. The references to Class B and Class C in the Amended and Restated Limited Liability Company Agreement are for purposes of example only.
Note 3. Grant Income, page F-9
     Comment:
     44. You disclosed that you received a grant totaling $47,500 which was applied against the cost of a feasibility study. You also disclosed that through August 31, 2006 the funds received from the grant have been deducted from the costs of a feasibility study and start-up expenses. Please tell us why you have recorded grants received as reductions of operating expenses as opposed to a grant income. Please also disclose your accounting policy for recognizing income from grants, such as when the related grant expenses have been incurred or other reasonable basis. Please cite the relevant authoritative accounting literature that supports your present accounting treatment in your response.
     Response:
     44. The financial statements have been revised to record grant income separate from expenses relating to the grant.
Exhibits 5.1 and 8.1
     Comment:
     45. We note that you intend to file by amendment the opinions. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement’s effectiveness.
     Response:
     45. The opinions are being filed as Exhibits 5.1 and 8.1 to this Amendment.

Exhibits 10.3, 10.4, and 10.5
     Comment:
     46. Absent an order granting confidential treatment, Item 60l(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not [file]all of the attachments to the exhibits, please refile the exhibits in their entirety.
     Response:
     46. All attachments, annexes, appendices, exhibits, and schedules to the agreements filed as Exhibits 10.3, 10.4 and 10.5 have been filed as part of the exhibits. The Project Development Agreement between the Company and Delta-T Corporation, filed as Exhibit 10.3, has no attachments. Other documents referenced in that agreement are documents to be produced by Delta-T as part of the tasks it is required to perform under the agreement. The agreement between the Company and Natural Resource Group, Inc., filed as Exhibit 10.4, has one attachment, an Agreement for Professional Services, which has been filed as part of the exhibit. The Standard Form of Agreement between the Company and Antioch International, Inc., filed as Exhibit 10.5, has several exhibits and attachments which are listed on the first page of the agreement and all of which have been filed as part of Exhibit 10.5. If there is some reference in any agreement that is unclear in this regard, we would be pleased to clarify the matter.

     Thank you for your assistance in connection with this registration. If you should have any questions regarding this filing or the foregoing responses to comments of the staff, or if you require any additional information, please contact either me at (612) 371-3955 or Joe Thompson at (612) 371-2409.
Very truly yours,
/s/ Dean R. Edstrom
Dean R. Edstrom